PHL Variable Insurance Company

One American Row

Hartford, CT 06102-5056

April 28, 2011

Mr. Min S. Oh

Staff Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

VIA EDGAR

RE:	MVA1

Post-Effective Amendment No. 9 to Registration Statement on Form S-1

File No. 333-87218

Dear Mr. Oh:

Below please find our responses to the Staff’s comments taken orally on April 22, 2011 and April 27, 2011 regarding the referenced post-effective amendment (“Post-Effective Amendment”). The disclosure changes described below are reflected in the attached revised prospectus and, unless further revised in response to additional Staff comments, will be included in the definitive prospectus to be filed under Rule 424(b)(3) following effectiveness of the Post-Effective Amendment.

1.	Please define terms and use defined terms consistently (e.g. “Contract,” “Separate Account” and “Phoenix”).

RESPONSE: We have revised disclosure throughout the prospectus as requested to achieve greater consistency in the use of defined terms. Further, to improve consistency and clarity with regard to the term “separate account” we have revised the section of the prospectus pertaining to PHL Variable Separate Account MVA1 (the section entitled “PHL Variable Separate Account MVA1 and Investments by PHL Variable”) and have replaced the section entitled “The Separate Account” with an identically titled brief section pertaining to PHL Variable Accumulation Account.

2.	Add as a risk factor the potential for loss from an MVA due to a withdrawal in the form of an RMD.

RESPONSE: We have added a third diamond point to the section of the prospectus entitled “Risk Factors” which explains that all withdrawals before the end of a guarantee period, including those taken to meet RMD requirements, will be subject to an MVA and that a negative MVA applied to an RMD will result in a reduced distribution amount.

3.	Confirm that the disclosure in the section of the prospectus entitled “Legal Proceedings” is current.

RESPONSE: We confirm.

4.	Please explain to the Staff how Form S-1 disclosure requirements have been met when the disclosure has been incorporated by reference to registrant’s Form 10-K which contains alternative disclosure or has omitted it altogether (e.g., Items 11, 12 and 13 of Form 10-K for Items 11(l), (m) and (n) of Form S-1 and Item 7 of Form 10-K for Item 11(h) of Form S-1).

RESPONSE: In concluding that certain disclosure requirements of Form S-1 would be met by incorporation of PHL Variable’s Form 10-K, which is filed in the “reduced disclosure format” allowed by General Instruction I to Form 10-K, we considered several issues. First, Question 123.02 of the Compliance and Disclosure Interpretations published by the SEC’s Division of Corporate Finance (available at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#saf) indicates that a wholly-owned subsidiary that files a reduced disclosure Form 10-K pursuant to General Instruction I of Form 10-K may still use Form S-3 if otherwise eligible to do so. While this interpretation was provided with respect to Form S-3, we believed it reasonable to conclude that the answer would apply equally to Form S-1 and, accordingly, we concluded that incorporation by reference of a reduced format Form 10-K would satisfy certain Form S-1 disclosure requirements. We further considered the policy reasons for permitting the reduced disclosure format as articulated in the adopting release for the revised Form 10-K. Those reasons demonstrated the SEC’s intent to isolate inapplicable information without limiting the information in a way that would be detrimental to the public interest or the protection of investors. Accordingly, we concluded there was a reasonable basis to determine that disclosure items required under Form S-1 but omitted under the reduced disclosure format of Form 10-K would not be required in an S-1 filing of a registrant meeting the conditions for use of the reduced disclosure format in Form 10-K.

5.	Confirm Item 13, Part II (“Other Expenses of Issuance and Distribution”).

RESPONSE: Item 13, Part II (“Other Expenses of Issuance and Distribution”) requests the provision of information required by Item 511 of Regulation S-K. Generally and historically, the expenses of issuance and distribution with regard to the securities have been considered subsumed by costs related to the variable accumulation deferred annuity contracts under which the MVA is an investment option. Revising the Part II via an additional post-effective amendment at this time would cause significant additional audit and other expenses and pose an extreme hardship due to timing constraints. Accordingly, we acknowledge the Staff comment and we respectfully offer that, in lieu of filing a post-effective amendment at this time, we represent and hereby do represent that we will note in the next post-effective amendment to the registration statement estimated and itemized, as practicable, expenses of issuance and distribution.

6.	Please add the “Indemnification Representation” requested by Item 17, Part II.

RESPONSE: Given the unique nature of the MVA as an investment option offered only under certain variable accumulation deferred annuity contracts, prospectuses for which are filed by registrant on Form N-4, the cited Indemnification Representation is provided via the applicable registration statements filed on Form N-4 containing the contract prospectuses. The Indemnification Representation is filed as the third paragraph of Item 28, Part C, Form N-4. Revising the Part II via an additional post-effective amendment at this time would cause significant additional audit and other expenses and pose an extreme hardship due to timing constraints. Accordingly, we acknowledge the Staff comment and respectfully offer that, in lieu of filing a post-effective amendment at this time, we represent and hereby do represent that we will include in the next post-effective amendment to the registration statement the Indemnification Representation in response to Part II, Item 17.

Please contact me at 860.403.5878 with any questions about this filing.

Sincerely,

/s/ Lois L. McGuire

Lois L. McGuire

Director

Phoenix Life Insurance Company

MARKET VALUE ADJUSTED GUARANTEED INTEREST ACCOUNT ANNUITY

Issued by

PHL Variable Insurance Company

PROSPECTUS	April 29, 2011

This prospectus describes a Market Value Adjusted Guaranteed Interest Account Annuity (“MVA”). The MVA is only available for use under certain PHL Variable Insurance Company (“PHL Variable”) variable accumulation deferred annuity contracts (“Contract”). The MVA and the Contracts are available through 1851 Securities, Inc. (“1851 Securities”), the principal underwriter.

The Contract prospectus must accompany this prospectus. You should read the Contract prospectus and keep it, and this Prospectus, for future reference.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

1851 Securities is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities offered.

Your investment in the MVA is subject to possible loss of principal and earnings, since a surrender charge and market value adjustment may apply to withdrawals or upon surrender of the Contract. Please see the “Risk Factors” section on page 3.

An investment in the MVA is not:

•	a bank deposit or obligation; or

•	guaranteed by any bank or by the Federal Deposit Corporation or any other government agency.

If you have any questions, please contact:

PHL Variable Insurance Company Annuity Operations Division
PO Box 8027 Boston, MA 02266-8027
Tel. 800/541-0171

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with the SEC into this prospectus, which means that incorporated documents are considered part of this prospectus. We can disclose important information to you by referring you to those documents. This prospectus incorporates by reference our Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 333-20277), and the definitive proxy statement filed by the Phoenix Companies, Inc. (“PNX”) pursuant to Regulation 14A on April 1, 2011 (File No. 001-16517). These documents contain information about our financial results and other matters for the applicable periods.

You may request a copy of any documents incorporated by reference in this prospectus and any accompanying prospectus supplement (including any exhibits that are specifically incorporated by reference in them), at no cost, by writing to PHL Variable at Investor Relations, One American Row, P.O. Box 5056 Hartford, CT 06102-5056, or telephoning PHL Variable at 860-403-7100. You may also access the incorporated documents at the following web pages: http://www.phoenixwm.phl.com/public/products/regulatory/index.jsp and the “Investor Relations” page of PNX’s website at www.phoenixwm.com.

PHL Variable electronically files its Annual Report on Form 10-K, as well as its Quarterly Reports on Form 10-Q, with the SEC. PNX electronically files its proxy statement with the SEC. The SEC maintains a website that contains reports, information statements and other information regarding issuers that file electronically with the SEC; the address of the website is http://www.sec.gov. The public may also read and copy any material we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Special Terms

As used in this prospectus, the following terms mean:

Contract Value: Prior to the end of the guarantee period, the sum of the values under a Contract of all accumulation units held in the subaccounts of the Separate Account plus the values held in the Guaranteed Interest Account and in the MVA.

Current Rate: The guaranteed rate currently in effect for amounts allocated to the MVA, established from time to time for various guarantee periods.

Death Benefit: An amount payable upon the death of the annuitant or owner, as applicable, to the named beneficiary.

Expiration Date: The date on which the guarantee period ends.

Guarantee Period: The duration for which interest accrues at the guaranteed rate on amounts allocated to the MVA.

GIA (Guaranteed Interest Account): An allocation option under which premium amounts are guaranteed to earn a fixed rate of interest. Excess interest also may be credited, in the sole discretion of PHL Variable. The GIA is funded by our general account.

Guaranteed Rate: The effective annual interest rate we use to accrue interest on amounts allocated to the MVA for a guarantee period. Guaranteed rates are fixed at the time an amount is credited to the MVA and remain constant throughout the guarantee period.

MVA (Market Value Adjusted Guaranteed Interest Account Annuity): This is an account that pays interest at a guaranteed rate if held to the end of the guarantee period. If such amounts are withdrawn, transferred or applied to an annuity option before the end of the guarantee period, a market value adjustment will be made. Assets allocated to the MVA are part of the assets allocated to PHL Variable Separate Account MVA1 (“Separate Account MVA1”).

Market Value Adjustment: An adjustment is made to the amount that a Contract owner receives if money is withdrawn, transferred or applied to an annuity option from the MVA before the expiration date of the guarantee period.

PHL Variable (Company, We, Us, Our): PHL Variable Insurance Company.

Separate Account: PHL Variable Accumulation Account, a separate account of PHL Variable which funds the Contracts.

Risk Factors

❖

Investment Risk—Principal and interest when credited are guaranteed by the company unless you make a withdrawal from or surrender the Contract, which may be subject to a surrender charge and Market Value Adjustment.

❖	Loss of Principal Risk—Withdrawals and surrenders from the Contract in excess of the free withdrawal amount, prior to the end of the surrender charge period, are subject to a surrender charge and Market Value Adjustment. A negative Market Value Adjustment is limited to the contract’s interest, therefore, the application of a negative Market Value Adjustment alone will not result in loss of principal. However, the combination of the surrender charge and Market Value Adjustment may result in loss of principal.

❖

Reduced Required Minimum Distributions (“RMD”) Risk— Any withdrawal from the MVA, including those taken to meet RMD requirements under the provisions of the Internal Revenue Code of 1986 (the “Code”), will be subject to a Market Value Adjustment unless the effective date of the withdrawal is within the guarantee period. If a negative Market Value Adjustment, although limited to the Contract’s interest, is applied to an RMD, the amount you receive will be reduced.

Product Description

The Nature of the Contract and the MVA

The investment option described in this prospectus is an MVA available only under the Contracts offered by PHL Variable. The Contract is described in detail in its own prospectus. You should review the Contract prospectus along with this prospectus before deciding to allocate purchase payments to the MVA.

❖	The MVA currently provides four choices of interest rate Guarantee Periods:

• 3 years	• 5 years
• 7 years	• 10 years

❖

Purchase payments can be allocated to one or more of the available MVA guarantee period options. Allocations may be made at the time you make a payment or you may transfer amounts held in the subaccounts of the Separate Account, the GIA or other available MVA guarantee periods. Generally, amounts allocated to MVA options must be for at least $1,000. We reserve the right to limit cumulative amounts allocated to the MVA during any one-week period to not more than $250,000.

❖

Amounts may be transferred to or from the MVA according to the transfer rules under the Contract. You may make up to six transfers per year from the MVA. (See “The Accumulation Period—Transfers” of the Contract prospectus.)

❖	Allocations that remain in the MVA until the applicable expiration date will be equal to the amount originally allocated, multiplied by its guaranteed rate, which is compounded on an annual basis.

❖	A Market Value Adjustment will be made if amounts are withdrawn, transferred or applied to an annuity option from the MVA before the expiration date. (See “The MVA.”)

❖

The Contract provides for the accumulation of values before maturity and for the payment of annuity benefits thereafter. Since MVA values are part of the Contract Value, your earnings on allocations to the MVA will affect the values available at surrender or maturity. No Market

Value Adjustment will be applied to withdrawals to pay Death Benefit proceeds.

❖	We may offer additional guarantee periods to certain individuals or groups of individuals who meet certain minimum premium criteria.

We reserve the right to elaborate upon, supplement or alter the terms or arrangements associated with, or relating to, this prospectus in connection with the offering of flexible premium accumulation deferred annuity contracts utilizing market value adjusted guaranteed interest account contracts to certain institutional investors, provided that such arrangements do not materially and adversely affect the rights or interests of other investors hereunder.

Availability of the MVA

The MVA is not available in all states. For information, call our Annuity Operations Division at 800/541-0171.

The MVA

The MVA is available only during the accumulation phase of your Contract. The MVA option currently offers different guarantee periods, which provide you with the ability to earn interest at different guaranteed rates on all or part of your Contract Value. Each allocation has its own guaranteed rate and expiration date. Because we change guaranteed rates periodically, amounts allocated to a guarantee period at different times will have different guaranteed rates and expiration dates. The applicable guaranteed rate, however, does not change during the guarantee period.

We will notify you of the expiration of the guarantee period and of your available options within 30 days of the expiration date. You will have 15 days before and 15 days following the expiration date (“window period”) to notify us of your election. During this window period, any withdrawals or transfers from the MVA will not be subject to a Market Value Adjustment. Unless you elect to transfer funds to a different guarantee period, to the subaccounts of the Separate Account, to the GIA or elect to withdraw funds, we will begin another guarantee period of the same duration as the one just ended and credit interest at the current rate for that new guarantee period. If you chose a guarantee period that is no longer available or if your original guarantee period is no longer available, we will use the guarantee period with the next longest duration.

We reserve the right, at any time, to discontinue guarantee periods or to offer guarantee periods that differ from those available at the time your contract was issued. Since guarantee periods may change, please contact us to determine the current guarantee periods being offered.

Market Value Adjustment

Any withdrawal from the MVA, including those taken to meet RMD requirements under the provisions of the Code, will be subject to a Market Value Adjustment unless the effective date of the withdrawal is within the window period. (Please refer to “Federal Income Taxes” in the Contract prospectus for more information.) For this purpose, redemptions, transfers and amounts applied to an annuity option under a Contract are treated as withdrawals. The Market Value Adjustment will be applied to the amount being withdrawn after the deduction of any applicable administrative charge and before the deduction of any applicable contingent deferred sales charges (surrender charges). See the Contract prospectus for a description of these charges. The Market Value Adjustment can be positive or negative. The amount being withdrawn after application of the Market Value Adjustment can be greater than or less than the amount withdrawn before the application of the Market Value Adjustment.

A Market Value Adjustment will not be applied upon the payment of the death benefit.

The Market Value Adjustment will reflect the relationship between the current rate (defined below) for the amount being withdrawn and the guaranteed rate. It is also reflective of the time remaining in the applicable guarantee period. Generally, if the guaranteed rate is equal to or lower than the applicable current rate, the Market Value Adjustment will result in a lower payment upon withdrawal. Conversely, if the guaranteed rate is higher than the applicable current rate, the Market Value Adjustment will produce a higher payment upon withdrawal.

The Market Value Adjustment which is applied to the amount being withdrawn is determined by using the following formula:

Market Value Adjustment

= Amount x	[(	1 + i	)	n/12	–1	]
1 + j + 0.0025

where,

Amount, is the amount being withdrawn less any applicable administrative charges;

i, is the guaranteed rate being credited to the amount being withdrawn;

j, is the current rate, which is the current interest rate for new deposits with a guarantee period equal to the number of years remaining in the current guarantee period, rounded up to the next higher number of complete years;

n, is the number of months rounded up to the next whole number from the date of the withdrawal or transfer to the end of the current guarantee period.

If the Company does not offer a guarantee period equal to the number of years remaining in the guarantee period, “j” will be determined by interpolation of the guaranteed rate for the guarantee periods then available.

Examples

The following examples illustrate how the Market Value Adjustment operates:

Example 1

$10,000 is deposited on January 1, 1997, into an MVA with a 5-year guarantee period. The guaranteed rate for this deposit amount is 5.50%.

If, on January 1, 1999 (2 years after deposit), the full amount is taken from this MVA segment, the following amount is available:

1.	The accumulated amount prior to application of Market Value Adjustment is:

$10,000 x (1.055)2 = $11,130.25

2.	The current rate that would be applied on January 1, 1999 to amounts credited to a 3-year MVA segment is 6.50%.

3.	The number of months remaining in the guarantee period (rounded up to next whole number) is 36.

4.	The Market Value Adjustment equals $–386.43, and is calculated as follows:

$–386.43 = $11,130.25 x	[(	1 + 0.055)	36/12	–1	]
1 + 0.065 + 0.0025

The market value for the purposes of surrender on January 1, 1999 is therefore equal to $10,743.82 ($11,130.25 – $386.43).

Example 2

$10,000 is deposited on January 1, 1997, into an MVA with a 5-year guarantee period. The guaranteed rate for this amount is 5.50%.

If, on January 1, 1999 (2 years from deposit), the full amount is taken from this MVA segment, the following amount is available:

1.	The accumulated amount prior to application of Market Value Adjustment is:

$10,000 x (1.055)2 = $11,130.25

2.	The current rate being applied on January 1, 1999 to amounts credited to a 3-year MVA segment is 4.50%.

3.	The number of months remaining in the guarantee period (rounded up to next whole number) is 36.

4.	The Market Value Adjustment equals $240.79, and is calculated as follows:

$+240.79 = $11,130.25 x	[(	1 + 0.055)	36/12	–1	]
1 + 0.045 + 0.0025

The market value for the purposes of surrender on January 1, 1999 is therefore equal to $11,371.04 ($11,130.25 + $240.79).

THE ABOVE EXAMPLES ARE HYPOTHETICAL AND ARE NOT INDICATIVE OF FUTURE OR PAST PERFORMANCE.

Setting the Guaranteed Rate

We determine guaranteed rates for current and future purchase payments, transfers or renewals. Although future guaranteed rates cannot be predicted, we guarantee that the guaranteed rate will never be less than 3% per annum.

Deduction of Surrender Charges on Withdrawals

A Market Value Adjustment will apply if a withdrawal is made before the expiration date and outside the window period as described above.

Depending on your Contract, a full or partial withdrawal of Contract Value, including amounts in the MVA, may also be subject to a surrender charge.

Please note that other charges may also be imposed against the Contract, including mortality and expense risk and administrative charges. For a more detailed explanation of any surrender charge applicable to your Contract and of other applicable charges, please see the “Charges and Deductions” section of the Contract prospectus.

PHL Variable Separate Account MVA1 and Investments by PHL Variable

Proceeds from purchases of the MVA option will be deposited into the PHL Variable Separate Account MVA1 (“Separate Account MVA1”), which is a non-unitized separate account established under Connecticut law. Contract Values attributable to such proceeds are based on the interest rate we credit to MVA allocations and terms of the Contract, and do not depend on the investment performance of the assets in Separate Account MVA1.

Under Connecticut law, all income, gains or losses of Separate Account MVA1, whether realized or not, must be credited to or charged against the amounts placed in Separate Account MVA1, without regard to our other income, gains and losses. The assets of the Separate Account MVA1 may not be charged with liabilities arising out of any other business that we may conduct. Obligations under the Contracts are obligations of PHL Variable.

There are no discrete units in Separate Account MVA1. No party with rights under any contract participates in the investment gain or loss from assets belonging to Separate Account MVA1. Such gain or loss accrues solely to us. We retain the risk that the value of the assets in Separate Account MVA1 may drop below the reserves and other liabilities it must maintain. If the Separate Account MVA1 asset value drops below the reserve and other liabilities we must maintain in relation to the Contracts supported by such assets, we will transfer assets from our general account to Separate Account MVA1. Conversely, if the amount we maintain is too much, we may transfer the excess to our general account.

In establishing guaranteed rates, we intend to take into account the yields available on the instruments in which we intend to invest the proceeds. The Company’s investment strategy with respect to the proceeds from purchases of the MVA option generally will be to invest mostly in investment-grade debt such that the asset portfolio duration closely matches that of the liabilities.

You should know that we may invest in non-investment grade bonds sometimes referred to as “high yield” or “junk” bonds. We expect that any bond purchases made in such investments would be mostly in the highest quality tier within the below investment grade universe.

Investment-grade or other debt instruments in which the company intends to invest the proceeds from purchases of the MVA option include:

❖	Securities issued by the United States government or its agencies or instrumentalities.

❖

Debt securities which have a rating, at the time of purchase, within the six highest rating grades assigned by Moody’s Investors Services, Inc. (Aaa, Aa, A, Baa, Ba, or B), Standard & Poor’s Corporation (AAA, AA, A, BBB, BB, or B) or any other nationally recognized rating service.

❖	Other debt instruments, although not rated by Moody’s or Standard & Poor’s, are deemed by the Company’s management to have an investment quality comparable to securities described above.

While the above generally describes our investment strategy with respect to the proceeds from purchases of the MVA option, we are not obligated to invest the proceeds according to any particular strategy, except as may be required by Connecticut and other state insurance law.

Distributor

PHL Variable is an indirect, wholly owned subsidiary of Phoenix Life Insurance Company (“Phoenix”). Phoenix has designated 1851 Securities, Inc. (“1851 Securities”), to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a distribution agreement. 1851 Securities, an affiliate of the Phoenix, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Phoenix and its affiliated companies. Phoenix or an affiliate reimburses 1851 Securities for expenses 1851 Securities incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). 1851 Securities does not retain any fees under the Contracts; however, 1851 Securities may receive 12b-1 fees from the underlying funds.

1851 Securities’ principal executive offices are located at One American Row, PO Box 5056, Hartford, CT 06102-5056. 1851 Securities is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

1851 Securities and Phoenix enter into selling agreements with broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of Phoenix under applicable state insurance law and must be licensed to sell variable insurance products. Phoenix intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

On September 15, 2010, 1851 Securities became the principal underwriter and distributor for the SEC registered products.

Compensation

Broker-dealers who have selling agreements with 1851 Securities and Phoenix are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation in all or some years based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement and the payment option selected by the broker- dealer and/or the registered representative but is not expected to exceed 8.0% of purchase payments if up-front compensation is paid to registered representatives and up to 2.5% annually of contract value (if asset based compensation is paid).

To the extent permitted by FINRA rules, overrides and promotional incentives or cash and non-cash payments also may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the contract, including the recruitment and training of personnel, production of promotional literature and similar services.

This Contract does not assess a front-end sales charge, so you do not directly pay for sales and distribution expenses. Instead, you indirectly pay for sales and distribution expenses through the overall charges and fees assessed under the Contract. For example, any profits Phoenix may realize through assessing the mortality and expense risk charge under your Contract may be used to pay for sales and distribution expenses. Phoenix may also pay for sales and distribution expenses out of any payments Phoenix or 1851 Securities may receive from the underlying funds for providing administrative, marketing and other support and services to the underlying funds. If your Contract assesses a surrender charge, proceeds from this charge may be used to reimburse Phoenix for sales and distribution expenses. No additional sales compensation is paid if you select any optional benefits under your Contract.

We have unique arrangements for compensation with select broker-dealer firms based on the firm’s aggregate or anticipated sales of contracts or other factors. We enter into such arrangements at our discretion and we may negotiate customized arrangements with firms based on various criteria. As such, special compensation arrangements are not offered to all broker-dealer firms. Compensation payments made under such arrangements will not result in any additional charge to you.

Federal Income Taxation Discussion

Please refer to “Federal Income Taxes” in the Contract prospectus for a discussion of the income tax status of the Contract.

Accounting Practices

The information presented below should be read with the audited financial statements of PHL Variable and information included elsewhere in this prospectus.

The financial statements and financial information included in this prospectus have been prepared in conformity with accounting principles generally accepted in the United States.

Description of PHL Variable

Overview

Our executive and administrative office is located at One American Row, Hartford, Connecticut, 06103-5056.

PHL Variable is a stock life insurance company which provides life insurance and annuity products through third-party distributors. It was incorporated in Connecticut on July 15, 1981 and is a wholly owned subsidiary of Phoenix through its holding company, PM Holdings, Inc. Phoenix is also a life insurance company, which is wholly owned by PNX, which provides life insurance and annuity products through third-party distributors, supported by wholesalers and financial planning specialists it employs. PNX was organized in Connecticut in 1851. In 1992, in connection with its merger with Home Life Insurance Company, Phoenix redomiciled to New York.

On June 25, 2001, the effective date of its demutualization, Phoenix converted from a mutual life insurance company to a stock life insurance company and became a wholly owned subsidiary of PNX. In addition, on June 25, 2001, PNX completed its initial public offering (IPO).

The following chart illustrates our corporate structure as of March 31, 2011.

The Separate Account

On December 7, 1994, We established the Separate Account, a separate account created under the insurance laws of Connecticut. Under the Contract, you may allocate premium payments and Contract Value to one or more of the investment options of the Separate Account. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”) and it meets the definition of a “separate account” under the 1940 Act. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment practices or policies of the Separate Account or of PHL Variable. Assets allocated to the MVA are not part of the assets allocated to the Separate Account or the general account of PHL Variable. For a more detailed description of the Separate Account see the section of your Contract prospectus entitled “PHL Variable and the Separate Account.”

Experts

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance upon the report (which contains explanatory paragraphs relating to the fact that subsequent to the first quarter of 2009 PHL Variable Insurance Company has had minimal sales of life and annuity products and PHL Variable Insurance Company has significant transactions with affiliates and it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.

Legal Matters

Kathleen A. McGah, Vice President and Counsel, PHL Variable Insurance Company, Hartford, Connecticut has provided opinions upon legal matters relating to the validity of the securities being issued. Laurie D. Lewis, Counsel, Phoenix, has provided advice on certain matters relating to federal securities and income tax laws about the contracts.

The Phoenix Companies, Inc.—Legal Proceedings about Company Subsidiaries

We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an insurer, employer, investor or investment advisor. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

State regulatory bodies, the SEC, the Financial Industry Regulatory Authority (“FINRA”), the IRS and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with laws and regulations related to, among other things our insurance and broker-dealer subsidiaries, securities offerings and registered products. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.

Regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. It is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows in particular quarterly or annual periods.

Selected Financial Data of PHL Variable

Selected Financial Data

The following selected financial data should be read in conjunction with the financial statements and related notes for PHL Variable, which are incorporated by reference into this prospectus.

Annual Data
($ in thousands)	Year Ended December 31,
	2010	2009	2008	2007	2006

REVENUES:
Premiums	$3,755	$11,420	$15,098	$18,602	$13,575
Insurance and investment product fees	409,455	413,531	361,354	263,298	180,779
Net investment income	73,727	78,767	90,963	109,607	129,325
Net realized investment gains (losses):
Total other-than-temporary impairment (“OTTI”) losses	(19,793)	(49,698)	(52,057)	(3,287)	(411)
Portion of OTTI losses recognized in other comprehensive income	8,994	25,691	—	—	—

Net OTTI losses recognized in earnings	(10,799)	(24,007)	(52,057)	(3,287)	(411)
Net realized investment gains (losses), excluding OTTI losses	(6,757)	14,829	(119,998)	(3,756)	(2,049)

Total realized investment gains (losses)	(17,556)	(9,178)	(172,055)	(7,043)	(2,460)

Total revenues	469,381	494,540	295,360	384,464	321,219

BENEFITS AND EXPENSES:
Policy benefits	213,366	249,457	218,415	168,395	154,951
Policy acquisition cost amortization	192,504	139,243	262,132	120,041	93,342
Other operating expenses	99,094	120,986	97,504	83,601	65,388

Total benefits and expenses	504,964	509,686	578,051	372,037	313,681

Income (loss) before income taxes	(35,583)	(15,146)	(282,691)	12,427	7,538
Income tax expense (benefit)	(10,707)	6,007	(87,497)	1,122	1,070

Net income (loss)	$(24,876)	$(21,153)	$(195,194)	$11,305	$6,468

	As of December 31,
	2010	2009	2008	2007	2006
Total assets	$5,699,106	$5,614,591	$5,493,954	$6,437,891	$5,849,199

Supplementary Financial Information of PHL Variable

Adoption of New Accounting Guidance

Disclosures for Financing Receivables and Allowances for Credit Losses

In July 2010, the Financial Accounting Standards Board (the “FASB”) issued amended guidance within ASC 310, Receivables, that requires enhanced disclosures related to financing receivables and related allowances for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning after December 15, 2010. Our adoption of this amended guidance has resulted in additional disclosures but otherwise had no material effect on our financial statements.

Consolidation Analysis of Investments Held Through a Separate Account

In April 2010, the FASB issued amended guidance within ASC 810, Consolidation, to clarify that an insurance entity should not consider any separate account interests held for the benefit of policyholders to be the insurer’s interests nor should an entity combine those interests with its general account interest in the same investment when assessing the investment for consolidation. The only exception is if the separate account interests are held for the benefit of a related party policy holder. This amended guidance also updated ASC 944, Financial Services – Insurance, to clarify that for the purpose of evaluating whether the retention of specialized accounting for investments in consolidation is appropriate, a separate account arrangement should be considered a subsidiary. The amendments do not require an insurer to consolidate an investment in which a separate account holds a controlling financial interest if the investment is not or would not be consolidated in the standalone financial statements of the separate account. The amendments also provide guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation is required. Our adoption in the first quarter of 2010 had no material effect on our financial statements.

Amended Exception for Credit Derivatives

In March 2010, the FASB issued amended guidance to ASC 815, Derivatives and Hedging. The amendment clarifies how entities should evaluate credit derivatives embedded in beneficial interests in securitized financial assets. The amendment requires more financial instruments to be accounted for at fair value through earnings, including some unfunded securitized instruments, synthetic collateralized debt obligations and other similar securitization structures. The updated guidance also eliminates the scope exception for bifurcation of embedded credit derivatives in interests in securitized financial assets, unless they are created solely by subordination of one financial instrument to another. Entities are allowed to elect the fair value option for any beneficial interest in securitized financial assets upon adoption. Adoption of this guidance was effective on the first day of the quarter beginning after June 15, 2010, on a prospective basis only. Our adoption in the third quarter of 2010 had no material effect on our financial statements.

Additional Disclosures on Fair Value Measurements

In January 2010, the FASB issued amending guidance ASC 820, Fair Value Measurements and Disclosures, which added new disclosures as well as clarified existing disclosure requirements. The amended guidance includes requirements for detailed disclosures of significant transfers between Level 1 and 2 measurements and the reasons for the transfers as well as a gross presentation of Level 3 sales, issuances and settlements. This amendment also provided additional clarification which states that fair value disclosures are required for each class of assets and liabilities and the valuation techniques and the inputs used in determining fair value should be disclosed for both recurring and non-recurring fair value measurements within Level 2 and Level 3. Our adoption in the first quarter of 2010 resulted in additional disclosures but otherwise had no material effect on our financial statements.

Amendments to Consolidation Guidance for Variable Interest Entries

In June 2009, the FASB issued guidance to ASC 810, Consolidation, which amends consolidation requirements applicable to variable interest entities (“VIE”). Significant amendments include changes in the method of determining the primary beneficiary of a variable interest entity by replacing the quantitative approach previously required with a qualitative approach. An entity would be considered a primary beneficiary and consolidate a VIE when the entity has both of the following characteristics; (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. The new guidance also requires ongoing reassessment of whether an enterprise is the primary beneficiary of a VIE.

This revised guidance is effective for all VIEs owned on, or formed after, January 1, 2010. We have evaluated our investment portfolio including venture capital partnerships, collateralized debt obligations (“CDOs”), collateralized loan obligations (“CLOs”), and other structures and entities to identify any variable interests. Furthermore, for any variable interests identified we assessed based on the applicable criteria whether we could potentially be the primary beneficiary. Based upon this assessment, we adopted this guidance effective January 1, 2010 with no material effect on our financial statements.

Accounting for Transfers of Financial Assets

In June 2009, the FASB issued new guidance to ASC 860, Transfers and Servicing. The amended guidance eliminates the concept of qualifying special-purpose entities and changes requirements for when a financial asset should be derecognized. Additional disclosures are also required on risk related to a transferor’s continuing involvement in transferred financial assets. The adoption of this guidance on January 1, 2010 had no material effect on our financial statements.

Supplementary Financial Information

Selected Unaudited Quarterly Financial Data:	Quarter Ended
($ in thousands)	Mar 31,	June 30,	Sept 30,	Dec 31,

Income Statement Data	2010
REVENUES
Premiums	$1,179	$1,091	$1,278	$207
Insurance and investment product fees	107,236	99,776	101,666	100,777
Net investment income	17,712	18,452	17,453	20,110
Net realized investment gains (losses):
Total other-than-temporary impairment (“OTTI”) losses	(5,684)	(4,089)	(5,203)	(4,817)
Portion of OTTI losses recognized in other comprehensive income	2,116	1,116	3,230	2,532

Net OTTI losses recognized in earnings	(3,568)	(2,973)	(1,973)	(2,285)
Net realized investment gains (losses), excluding OTTI losses	4,562	3,673	(5,434)	(9,558)

Total realized investment gains (losses)	994	700	(7,407)	(11,843)

Total revenues	127,121	120,019	112,990	109,251

BENEFITS AND EXPENSES
Policy benefits	55,521	69,810	45,609	42,426
Policy acquisition cost amortization	38,457	42,069	74,880	37,098
Other operating expenses	23,333	30,565	18,775	26,421

Total benefits and expenses	117,311	142,444	139,264	105,945

Income (loss) before income taxes	9,810	(22,425)	(26,274)	3,306
Applicable income tax expense (benefit)	3,958	(9,583)	(21,467)	16,385

Net income (loss)	$5,852	$(12,842)	$(4,807)	$(13,079)

COMPREHENSIVE INCOME
Net income (loss)	$5,852	$(12,842)	$(4,807)	$(13,079)

Net unrealized gains (losses)	(8,564)	13,372	7,847	532
Non-credit portion of OTTI losses recognized in other comprehensive income	(1,375)	(725)	(2,100)	(1,646)

Other comprehensive income (loss)	(9,939)	12,647	5,747	(1,114)

Comprehensive income (loss)	$(4,087)	$(195)	$940	$(14,193)

ADDITIONAL PAID-IN CAPITAL
Capital contribution from parent	$14,000	$—	$—	$—

RETAINED EARNINGS
Adjustment for initial application of accounting changes	—	—	(562)	—
Net income (loss)	5,852	(12,842)	(4,807)	(13,079)

ACCUMULATED OTHER COMPREHENSIVE LOSS
Adjustment for initial application of accounting changes	—	—	288	—

OTHER COMPREHENSIVE INCOME
Other comprehensive income (loss)	(9,939)	12,647	5,747	(1,114)

Change in stockholder’s equity	9,913	(195)	666	(14,193)
Stockholder’s equity, beginning of period	613,964	623,877	623,682	624,348

Stockholder’s equity, end of period	$623,877	$623,682	$624,348	$610,155

Selected Unaudited Quarterly Financial Data:	Quarter Ended
($ in thousands)	Mar 31,	June 30,	Sept 30,	Dec 31,

Income Statement Data	2009
REVENUES
Premiums	$5,492	$3,944	$2,744	$(760)
Insurance and investment product fees	96,286	97,666	108,873	110,706
Net investment income	20,271	21,949	18,138	18,409
Net realized investment gains (losses):
Total other-than-temporary impairment (“OTTI”) losses	(11,320)	(14,653)	(8,158)	(15,567)
Portion of OTTI losses recognized in other comprehensive income	3,266	6,348	5,783	10,294

Net OTTI losses recognized in earnings	(8,054)	(8,305)	(2,375)	(5,273)
Net realized investment gains (losses), excluding OTTI losses	10,112	(8,412)	5,090	8,039

Total realized investment gains (losses)	2,058	(16,717)	2,715	2,766

Total revenues	124,107	106,842	132,470	131,121

BENEFITS AND EXPENSES
Policy benefits	55,025	76,808	59,340	58,284
Policy acquisition cost amortization	38,590	6,198	36,082	58,373
Other operating expenses	35,685	33,265	31,823	20,213

Total benefits and expenses	129,300	116,271	127,245	136,870

Income (loss) before income taxes	(5,193)	(9,429)	5,225	(5,749)
Applicable income tax expense (benefit)	(1,154)	762	838	5,561

Net income (loss)	$(4,039)	$(10,191)	$4,387	$(11,310)

COMPREHENSIVE INCOME
Net income (loss)	$(4,039)	$(10,191)	$4,387	$(11,310)

Net unrealized gains (losses)	(1,028)	21,600	19,361	3,273
Non-credit portion of OTTI losses recognized in other comprehensive income	(2,123)	(4,126)	(3,759)	(6,691)

Other comprehensive income (loss)	(1,095)	21,974	15,602	(3,418)

Comprehensive income (loss)	$(5,134)	$11,783	$19,989	$(14,728)

ADDITIONAL PAID-IN CAPITAL
Capital contribution from parent	$20,000	$45,000	$—	$—

RETAINED EARNINGS
Adjustment for initial application of accounting changes	5,838	—	—	—
Net income (loss)	(4,039)	(10,191)	4,387	(11,310)

ACCUMULATED OTHER COMPREHENSIVE LOSS
Adjustment for initial application of accounting changes	(1,225)	—	—	—

OTHER COMPREHENSIVE INCOME
Other comprehensive income (loss)	(1,095)	21,974	15,602	(3,418)

Change in stockholder’s equity	19,479	56,783	19,989	(14,728)
Stockholder’s equity, beginning of period	532,441	551,920	608,703	628,692

Stockholder’s equity, end of period	$551,920	$608,703	$628,692	$613,964